
11006362

TOMPKINS FINANCIAL

2010 Corporate Report

Partnerships rooted in 175 years of trust.

Partnerships rooted in 175 years of trust.

For 175 years, Tompkins has been a partner to our customers
in one of the most important ways imaginable:
In giving them the help they need to achieve their financial goals.

But more and more, Tompkins is creating a new kind of partnership:
A partnership between organizations that are all part of Tompkins Financial.

In banking, we provide our customers with strength, stability
and highly personal service through Tompkins Trust Company, The Bank of Castile
and Mahopac National Bank.

In insurance, we offer customers exceptional service
and cost savings through Tompkins Insurance Agencies.

And in wealth management, we help individuals and companies to build, protect
and preserve their wealth through Tompkins Financial Advisors.

Not surprisingly, as we put the strengths of these affiliates together, we are able to
help our customers even more.

And that has the potential to make every partnership – with every customer –
stronger than ever before.

Financial Highlights

IN THOUSANDS EXCEPT PER SHARE DATA	YEAR ENDED DECEMBER 31 2010	2009	% CHANGE
Total assets	$3,260,343	$3,153,260	3.40%
Net income attributable to Tompkins Financial Corporation	$33,831	$31,831	6.28%
Diluted earnings per share	$3.11	$2.96	5.07%
Cash dividends per share	$1.33	$1.24	7.26%

Selected Financial Data

IN THOUSANDS EXCEPT PER SHARE DATA	2010	2009	2008	2007	2006
Financial Statement Highlights					
Assets	$3,260,343	$3,153,260	$2,867,722	$2,359,459	$2,210,837
Total loans	1,910,358	1,914,818	1,817,531	1,440,122	1,326,298
Deposits	2,495,873	2,439,864	2,134,007	1,720,826	1,709,420
Other borrowings	244,193	208,956	274,791	210,862	85,941
Shareholders' equity	273,408	245,008	219,316	198,647	191,072
Interest and dividend income	144,062	146,795	140,783	132,441	121,041
Interest expense	32,287	39,758	50,393	58,412	48,184
Net interest income	111,775	107,037	90,390	74,029	72,857
Provision for loan and lease losses	8,507	9,288	5,428	1,529	1,424
Net gain on securities transactions	178	348	477	384	15
Net income attributable to Tompkins Financial Corporation	33,831	31,831	29,834	26,371	27,767
Per Share Information[1]					
Basic earnings per share	3.13	2.98	2.81	2.47	2.56
Diluted earnings per share	3.11	2.96	2.78	2.45	2.52
Cash dividends per share	1.33	1.24	1.20	1.13	1.04
Book value per share	25.09	22.87	20.44	18.71	17.49
Selected Ratios					
Return on average assets	1.06%	1.06%	1.13%	1.16%	1.30%
Return on average equity	12.72%	13.66%	14.15%	13.88%	14.90%
Average shareholders' equity to average assets	8.33%	7.74%	8.01%	8.38%	8.71%
Dividend payout ratio	42.49%	41.61%	42.70%	45.75%	40.63%

Other Selected Data

IN WHOLE NUMBERS, UNLESS OTHERWISE NOTED	2010	2009	2008	2007	2006
Employees (average full-time equivalent)	726	720	686	662	658
Banking offices	45	45	45	39	37
Bank access centers (ATMs)	69	67	69	61	59
Trust and investment services assets under management, or custody (in thousands)	$2,859,725	$2,542,792	$2,161,484	$2,345,575	$2,183,114

1. Per share data has been retroactively adjusted to reflect a 10% stock dividend paid on February 15, 2010.

A business cannot achieve 175 years of success alone. A strong partnership with our customers, communities and shareholders is responsible for the success of Tompkins through many economic booms and busts in our Company's history. It has been very rewarding to experience such strong performance during the recent difficult economic times. Our strategy of remaining focused on long-term opportunities and continually preparing for the future has enabled the Company to deliver another record year of earnings, which ranks among the very best in our industry in 2010. This will remain our focus as we take on the challenges that lie ahead.

With so many in our industry simply fighting to remain in business, the strong performance of your Company has not gone unnoticed. The Staton Institute has identified Tompkins as one of America's Finest Companies, with the second longest record of consecutive increases in earnings per share among all publicly held companies in the country. Walmart tops their list, with Tompkins in the second position and first among financial services companies. The investment banking firm, Sandler O'Neill, named us to their Small Cap All-Star list and, most recently, Keefe Bruyette and Woods included us within their Honor Roll.

There has been much discussion throughout investing communities on the importance of strong capital and credit quality. We have further increased our capital levels this past year, recognizing the increased risk in our industry. Clearly, our borrowing customers are not immune to this challenging economy and we have seen an increase in those that have found it difficult to meet the terms of their loans. We have always maintained a strong commitment to working with our borrowers and doing our best to help see them through tough times. This approach, along with sound underwriting practices, has allowed our level of troubled loans to remain well below the industry average. It was particularly encouraging to see these troubled levels begin to decline again late in the year.

We remain committed to increasing our lending to businesses and individuals in the communities that support our community banks. Despite the outcry that banks were not lending, it was clear that many customers simply were not looking to borrow. In fact, it would have been irresponsible to suggest they should unless it was in their best long-term interest. Many businesses were curtailing their investments or expansion to see what might unfold in our economy. Others were downsizing as demand lowered for their products. These actions were appropriate and we were available in many cases to help counsel our customers through these changes. As the year drew to a close, it seemed as though the businesses that survived the downturn were beginning to take advantage of the developing recovery. We look forward to being able to help them invest again in their growth opportunities.

Our insurance business continued to grow this past year, in part due to a greater commitment to resources in our employee benefits insurance lines. Commercial customers found our dedicated professionals to be knowledgeable, service-oriented, and, in many cases, able to reduce their expenses. Given the rising cost of health care and the changing national health care policy, our employee benefits staff has been a tremendous resource to our small business customers.

This past year, we fully consolidated all of our wealth management businesses under the Tompkins Financial Advisors brand. While this facilitated efficiency in our approach, the most important benefit was consistently bringing all of our service capabilities to all of our markets. Investment management, financial planning, and trust and estate administration are all available within Tompkins Financial Advisors, through either our wealth managers or Trust officers. Of course, our top priority continues to be careful attention to our customers' needs, and they benefited from good performance in our managed portfolios. Increases due to market performance, as well as new client growth, brought our combined assets managed in Tompkins Financial Advisors to a new record level of $2.9 billion. We believe that the relationships our advisors develop, based on trust, combined with strong corporate oversight, differentiate Tompkins Financial Advisors from many in the wealth management industry. We continue to believe there is great potential to grow this business.

Our primary effort in the years ahead will be growing and serving our customer base and providing sound returns to our shareholders. We also know that we will be required to invest time and resources in complying with a variety of new regulations required by broad legislation, such as the Dodd-Frank Act. It is highly unfortunate that the sins of a few have had such a sweeping impact on banks which did not engage in the behavior that was so detrimental to our economy. However, we do believe that we have always run our Company consistent with the spirit of much of this new guidance. We do not seek, nor reward, high-risk, short-term behavior. Therefore, as the details of these new regulations unfold, it is unlikely we will need to make as many changes as some. As a result, we will be able to remain more focused on our customers. Nevertheless, some of the initial changes have been punitive toward the industry and we are urging regulators to consider the burdens of new rules carefully.



As always, we thank our shareholders for their ongoing support and look forward to working together in the years ahead. We will further review the Company's results and initiatives at our Annual Meeting on Monday, May 16, 2011 at 5:30 pm at the Country Club of Ithaca. In order to have the opportunity to meet with our shareholders in Western New York and the Hudson Valley, we will also hold shareholder information meetings on Tuesday, May 17, 2011 at 5:30 p.m. at Terry Hills Restaurant, 5122 Clinton Street Road (Rt. 33), Batavia, New York, and on Wednesday, May 25, 2011 at 6:00 p.m. at Sinapi's Ceola Manor, Hill Blvd., Jefferson Valley, New York.

We would not have succeeded for 175 years without the dedicated effort of all the employees of Tompkins Financial and, for their efforts before and during the recent downturn, we are especially grateful.

James J. Byrnes
Chairman

Stephen S. Romaine
President & CEO

This year represents an important landmark for Tompkins in Central New York: In 2011, Tompkins Trust Company celebrates 175 years of serving the people and businesses of this region. Our holding company, Tompkins Financial, traces its roots back to that founding in 1836, as well.

Throughout that history, Tompkins Trust Company has been a leader in providing state-of-the-art solutions. We were one of the first to provide our customers with ATMs, to convert our bookkeeping systems to computer, and to provide Internet banking and remote deposit. Furthermore, we continue to provide leading edge products and services to all of our customers.

This commitment to serving people is a big reason for our longevity. It is also the reason for last year's solid results. For example, 2010 was a strong year for residential mortgages; only slightly behind our record-breaking volumes of 2009. Furthermore, business lending was up and core deposits grew by 4.8%.



"For 175 years, Tompkins Trust Company has earned the trust of the people in the communities we serve. We live here, we work here, and we consider it a privilege to keep improving services and providing long-term value for our neighbors."

Gregory J. Hartz President & CEO Tompkins Trust Company

Another critical way we serve our region is through partnering within the Tompkins Financial family. People are busier than ever and more concerned about their finances. By providing banking, insurance and wealth management all in one place – through Tompkins Trust Company, Tompkins Insurance Agencies and Tompkins Financial Advisors – we give our customers a trusted, convenient resource for all their financial needs.

One example of how this works is through the benefits department of Tompkins Insurance Agencies. Advisors from our benefits department work with businesses to help them choose from the myriad of options they have in employee health insurance. Tompkins Trust Company then helps employees of those businesses set up Health Savings Accounts so they can manage their health insurance dollars better. This service synergy has been greatly appreciated by our customers. Over the past three years, our benefits department has grown at a rate of 33% per year.

The New York Times said that Gimme Coffee is ". . .obsessed with each detail from farm to cup." Owner Kevin Cuddeback sees a similar kind of obsession when he works with Tompkins. "I'm impressed with their organization," he says. "I feel like their standards are in line with mine." Kevin relied on Tompkins Trust Company for the mortgage that was a key to his company's expansion, both locally and online. Then, just last year, he decided to move all of his insurance business to Tompkins Insurance Agencies. "Consolidating my insurance with Tompkins made great business sense," Kevin says. "They are committed to working with me. And I always like being able to keep my dollars local."



Tompkins Insurance Agencies also gives customers numerous other reasons to rely on us. We're committed to providing the highest level of service in the industry by supporting our employees' development. Our employees participated in 5,600 hours of training – more than three times the continuing education requirements of the New York State Insurance Department. Our employee retention rate is a high 95%. We believe this commitment is one key to setting us apart from the competition, and our customers continue to tell us so.

"What makes the Y successful is what makes Tompkins successful." Those words are particularly meaningful coming from Kurt Kramer, Director of the YMCA in Auburn, where nearly one quarter of the population are members. The organization has a long history of working with Tompkins Trust Company. And that experience convinced Kurt to start working with Tompkins Insurance Agencies. "They gave us a much better deal on our liability and property insurance," says Kurt. "So then, we moved our health insurance to them." Kurt believes that what motivates everyone at the Y is also what drives Tompkins Insurance Agencies: "They know that if they can help people have a better life, then they will ultimately be rewarded, too."



"People see us as more than insurance specialists. They see us as trusted advisors. We are able to evaluate the offerings of different insurance companies, often helping our customers to get better coverage for lower premiums."

Mark Kreydt Vice President Tompkins Insurance Agencies

Dr. Ann Costello has been an internist in Ithaca for nearly 30 years. But she has been a customer of Tompkins even longer. "My husband and I both grew up in Ithaca," she says. "I had an account with them when I was in high school!" Over the years, that relationship has expanded dramatically. She now relies on Tompkins Insurance Agencies and Tompkins Financial Advisors for her insurance and wealth management. "They know who I am," says Dr. Costello. "They are very helpful and always give me personal service." Beyond that, Tompkins also supports the causes that matter most to Dr. Costello. "Tompkins has been extremely generous to the Hangar Theatre here in Ithaca," she says. "Their support really stands apart."

Tompkins Financial Advisors was introduced last year, bringing together the planning and investment services of our registered investment advisor, AM&M Financial Services, with the trust and estate services offered by Tompkins Trust Company since 1891. As a result, our wealth advisors can now serve clients seamlessly through all stages of building, protecting, and preserving wealth, applying the enduring values of Tompkins to all of our customers' wealth management needs.



"We don't just have a new name. We have a much deeper service offering. Our clients can now depend on Tompkins Financial Advisors to take care of all their financial needs, through one company that is highly convenient and accessible."

Michelle Benedict-Jones Managing Director - Central NY
Tompkins Financial Advisors

Still, one of the most powerful ways we serve our region happens outside of our walls. It is through community involvement. For all of our history, Tompkins has been committed to serving our communities in ways that reach beyond the products and services we provide.

Last year in Central New York, Tompkins took part in helping over 200 local organizations through volunteer work and financial contributions. We believe there is an enormous link between a community bank and its community. So our employees and managers contributed time and resources to not-for-profits, school boards, local governments and other important organizations.

Through efforts such as these, Tompkins has helped our whole region to prosper. As a result, we prosper, too.

We are proud of our 175 years in Central New York. Through a continuing commitment to the values that have brought us this far, we expect to celebrate many more successful years among our friends, neighbors and partners.



Without Tompkins Trust Company, Todd Mix and Lou Sposito would have faced a much "longer, harder road." The two businessmen relied on Tompkins to facilitate the purchase of Stonewell Bodies, a manufacturer of mobile workshops for veterinarians and farriers. "They basically structured the whole deal," says Lou. "They introduced us to the owner of the company, facilitated the process with the SBA and provided most of the financing." Things worked out so well, the partners then turned to Tompkins Insurance Agencies for Stonewell's insurance. "We've done everything through them," says Lou. "They are wonderful to work with. Truly a local organization you can count on."

While Tompkins has had many excellent years in the Western New York region, last year has to be considered one of our very best.

Partnerships between Tompkins companies were a big part of that success. Throughout the region, The Bank of Castile, Tompkins Insurance Agencies and Tompkins Financial Advisors, have been working together to give our customers more of what they need. The results have been highly rewarding.

The Bank of Castile reported its best year in its history. This was due to several factors. The bank improved credit quality trends. We took advantage of current market conditions with our outstanding customer contact personnel. Most of all, The Bank of Castile kept serving the people in our communities in ways that have made them value us as a business – and as friends.



"The partnerships we are creating between Tompkins companies within Western New York are a major success story. We have a legacy of helping people, and we are proud of the way our people are creating ever stronger offerings for our customers."

James W. Fulmer Chairman, President & CEO The Bank of Castile

Consider the new entrance and surgical suites at United Memorial Medical Center in Batavia. This expansion brings five new state-of-the-art operating rooms to the only hospital in Genesee County. The Bank of Castile financed this renovation and expansion with a $13 million government guaranteed loan.

That loan, though, was only a small part of the story. Many employees of The Bank of Castile serve as volunteers and board members for the medical center and the foundation. As a result of our ongoing support for the medical center, the entrance foyer of the new addition is named for The Bank of Castile and Tompkins Insurance Agencies.


R.A.HAITZ Co.
ROOFING·SIDING·SHEETMETAL
AWNINGS STORM DOORS GUTTERS
WINDOWS ENCLOSURES
343-2400
BATAVIA, N.Y.
R.A. HAITZ
ROOFING SIDING

Ask Rick Wendt what he thinks of roofing, and he will tell you, "I love it! It's in my blood." The owner of R. A. Haitz Company, Rick also believes you should love your bank and insurance agency. "Insurance is the single biggest expense for a roofing company," says Rick. "Tompkins Insurance Agencies helps to keep our prices in line. Their network of insurance companies is marvelous." His success with Tompkins Insurance led Rick to work with The Bank of Castile, too. "They are awesome," he says. "Everything we need done, they accomplish. They are very easy to work with." Rick also appreciates the way the bank treats one of his key employees – his father, Bill Wendt, the company's Vice President. "They treat him like gold."


Mary Strickland has been a customer of The Bank of Castile for as long as she can remember. But she never considered working with Tompkins Insurance until she ran into problems with her previous insurance company. "My daughter got rear ended and it totaled the car she had worked and saved for," says Mary. "And my insurance company did very little to help." She switched to Tompkins and ended up saving a significant amount on her auto and homeowners insurance. But the biggest benefits became apparent when she had a fire in her home last year. "Tompkins was wonderful," she says. "They came to my house while the fire company was still there. For a horrible thing, they really made it a great experience."

The medical center expansion is one of many ways Tompkins companies are working together in Western New York. By co-locating insurance and banking in the same offices, we are seeing many positive effects. In our Perry office, for instance, we recently added a full-time insurance representative. As a result, we have seen a noticeable increase in customers who work with us for both their banking and insurance needs. Tompkins is one of only seven banks recognized as "Up and Comers" for insurance revenue growth in *Who's Who in Bank Insurance.*

Northeast Industrial Technologies started working with The Bank of Castile when the industrial automation company operated out of a building the size of a two-car garage. "They were one of the few banks that would even talk to us," says Mike Shaffer, CEO. "As we grew, they have helped us when we needed financing for many of our very large equipment projects." Now with seven locations in five states, Northeast has switched all of their insurance to another Tompkins Financial company: Tompkins Insurance Agencies. "They took the time to personalize their service to fit our needs," says Beth Bartz, CFO of Northeast. "The Bank of Castile and Tompkins Insurance are innovative like us. They make the perfect business partners."



"Tompkins Insurance Agencies provides unrivaled customer service. And surveys after a claim back that up, showing a 99% customer satisfaction rating. Our customers know we're there for them 24/7 as their advocates."

David S. Boyce President & CEO Tompkins Insurance Agencies

We invested in our core markets last year, where our community-focused model continues to help us generate a loyal following. Last March, The Bank of Castile celebrated the relocation of our existing Retsof branch to a new facility. Our new office demonstrates our ongoing commitment to this community, and is much more comfortable and convenient for customers and staff.

Another factor in making last year an exceptional one was our focus on growing our business in Monroe County. We expanded our presence by locating a team of The Bank of Castile commercial lenders and Tompkins Insurance Agencies staff in the same facility as our Tompkins Financial Advisors office in Pittsford. Together, we're now able to better serve our customers for all of their financial services needs. Customer feedback has been very positive and early results are promising.



"There is a good reason most of our new business comes from referrals. Tompkins Financial Advisors provides our clients with people who are true experts in their fields, from wealth management, to financial planning, to trust and estate planning."

Thomas J. Rogers Managing Director - Western New York
Tompkins Financial Advisors

Our expansion of new services took another major step forward last year when we brought together the wealth management capabilities of two Tompkins Financial businesses to create Tompkins Financial Advisors. Tompkins Financial Advisors offers the sophisticated planning and investment services of Tompkins' registered investment advisor, AM&M Financial Services, along with the trust and estate services of Tompkins Trust Company. The introduction of Tompkins Financial Advisors means that Tompkins now provides the full spectrum of wealth management services our customers need, all in one place.

While our customers appreciate our service and products, we are also pleased to see that the region esteems us for other reasons, too. In August, The Bank of Castile and Tompkins Insurance Agencies were recognized as "Western Region Employer of the Year" by the New York State ARC.

It was a very successful year for Tompkins, in a region that we are proud to call home.

As a self-described "techy guy," Tom Vonglis relied heavily on Tompkins Financial Advisors for business advice at his IT support company. "They have handled our tax work and accounting work from the start," says Tom. "They helped me become a successful businessman." That relationship convinced Tom and his wife Laurie to start working with The Bank of Castile and Tompkins Insurance Agencies – two relationships that became critical when the company's building burned to the ground a few years ago. "They came through with the mortgage," says Tom. "They were there for us. I don't recommend someone unless I get good service, and their service is fantastic."

LHD 12
R2900G

At American Rock Salt, hundreds of miners work 1200 feet underground to produce as much as 19,000 tons of salt every day. Even more amazing is the fact that this is the first successful salt mine built in the last 50 years. So when it came time to recapitalize, Joe Bucci, Vice Chairman for Operations and Production, wanted a bank that would further that success. "The Bank of Castile is very solid," says Joe, who also applies his expertise as the senior member of the bank's board with more than 25 years of service. His experience working with The Bank of Castile convinced Joe to turn to Tompkins Financial Advisors to manage his company's 401(k). "It's excellent working with them," says Joe. "It's a great relationship in every way."



hudson valley region: strong results in challenging times

2010 was a challenging year for the economy of the Hudson Valley Region. This makes the strong results that Mahopac National Bank and Tompkins Financial Advisors experienced in this region all the more impressive.

The bank had very strong growth in checking deposits for both businesses and consumers. Loan demand in general was down, but Mahopac National Bank continued to make responsible loans to small businesses and families. At the end of the year, the growth rate of new originations accelerated. Home mortgage volume also picked up as consumers took advantage of low interest rates.

2010 also saw Mahopac National Bank completing a major renovation to our Sleepy Hollow branch. This office was the flagship branch of the former Sleepy Hollow Bank that became part of Mahopac National Bank in 2008. The renovation not only improved functionality for customers and staff, it also maintained the historic character of the building. A history wall with photographs dating back to the 1900s was well received by customers.



"Mahopac National Bank benefits from a single-minded focus on providing long-term value that gives our customers a deep sense of trust. The simple truth is, we are honored to be serving the families and businesses in each of our communities."

Gerald J. Klein, Jr. President & CEO Mahopac National Bank

We also enhanced our ability to help our customers with their wealth management needs. In April, we introduced the Tompkins Financial Advisors brand with the opening of Tompkins' first dedicated wealth management office in this region. Located in the heart of White Plains, this office is convenient for our clients, as well as the attorneys and other professionals in the area who are an important source of referrals. Our White Plains team has received a tremendous reception from the community, and the office has grown steadily throughout the year.

Thirty years ago, Michael Vicario and Ray Beninato founded Industrial Window Corp. That very same year, the two partners started working with Mahopac National Bank. "They look to help us any way they can," says Ray. "It's a very good relationship. It's a friendship." Over the years, the level of personal service they have received from Mahopac has continually impressed them. "They would come right to our office," Ray says. So several years ago, Michael and Ray turned to Tompkins Financial Advisors for help with their profit sharing plan, too. "Even as they've gotten bigger, they made it feel like they were on the smaller side," says Ray. "They've enabled us to grow. A business owner can't ask for anything more than that."


INDUSTRIAL


KOMORI
KOMORI
KOMORI

Brady Palmer has thrived for over 100 years in the printing business by "exceeding our customers' expectations," says Jim Papa, the company's controller. That's why the company switched to Mahopac National Bank several years ago. "They jump through hoops for us," says Jim. "They are far and away a better organization than other banks." The relationship with Mahopac led to one with Tompkins Financial Advisors for the management of his company's investment account. Jim appreciates being able to quickly get the answers he needs. "Their customer service is simply outstanding," he says. "I have direct lines to everyone. They are great to work with." Pictured: Christopher Morris, Vice President; Raymond V. Marziano, President; John Morris, Chairman of the Board; Jim Papa, Controller.


electrical
lighting

David Tell can easily sum up the philosophy of William Tell Hardware: "We go out of our way to be nice to our customers." It is that philosophy that drew him to Mahopac National Bank. "Everyone in there says hello," says David. "They are an easy bank to work with. They are just very friendly and very eager to help." His great experience with Mahopac convinced David to rely on the bank's sister firm, Tompkins Financial Advisors, to help with his personal wealth management. "They do all the work. They even run things by my accountant," says David. "They've made it easy." David confides that there is one more reason he loves Mahopac: "Pat, the branch manager, always has lollipops on her desk."

The wealth management services provided by Tompkins Financial Advisors are an excellent complement to the trusted relationships we have with our clients on the banking side. Bank clients find our expanded financial capabilities both convenient and sound, while our attorney customers appreciate the way Tompkins Financial Advisors can help meet their clients' needs for trust and asset management services.



"Tompkins Financial Advisors combines the many components of wealth management under one roof. We offer people peace of mind – whether it relates to investments, insurance, trusts & estates, charitable giving or banking."

Tiffany O'Toole Managing Director - Hudson Valley
Tompkins Financial Advisors

Throughout the region, serving the community continues to be one of our most important themes. A successful bank needs a successful community, so we worked together to provide help where it was needed most. We were honored to be recognized for our efforts. Mahopac National Bank was named by the Westchester Business Journal as its "2010 Overachiever of the Year" and by the Yonkers Chamber of Commerce as its "Business Leader of the Year."

Last year, we helped support more than 180 community organizations throughout the region through volunteer efforts and financial contributions. We were a major sponsor of the local fundraising walks to raise funds for research for the Cystic Fibrosis Foundation and the American Heart Association. In addition, we supported several events to raise funds for the Maria Fareri Children's Hospital.

These efforts are far more than a cursory measure. They reflect who we are and what we believe. Our community trusts in us and depends on us to be their partner – in banking, in wealth management and in helping charitable organizations to succeed. We are proud of our people for providing such a clear demonstration of their deeply held beliefs.


TOMPKINS
FINANCIAL



The newest Tompkins Financial Advisors office is located in the heart of White Plains. The office opened in April of 2010 to a warm reception from the community and has already experienced great success. Pictured are Cristin Tsakanikas, Tiffany O'Toole and Bill Winters. In the background: James Sbarra.


$1,100
$1,326
$1,440
$1,818
$1,915
$1,910
06
07
08
09
10

Total Loans
IN MILLIONS


$1,100
$1,709
$1,721
$2,134
$2,440
$2,496
06
07
08
09
10

Total Deposits
IN MILLIONS


$2.00
$2.52
$2.45
$2.78
$2.96
$3.11
06
07
08
09
10

Diluted Earnings[1]
PER SHARE IN DOLLARS


$0.50
$1.04
$1.13
$1.20
$1.24
$1.33
06
07
08
09
10

Cash Dividends[1]
PER SHARE IN DOLLARS

1. Per share data has been retroactively adjusted to reflect a 10% stock dividend paid on February 15, 2010.

Consolidated Statements of Condition

IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA

	As of December 31, 2010	2009
Assets		
Cash and noninterest bearing balances due from banks	$ 47,339	$ 43,686
Interest bearing balances due from banks	2,226	1,676
Money market funds	100	100
Cash and Cash Equivalents	49,665	45,462
Trading securities, at fair value	22,837	31,718
Available-for-sale securities, at fair value	1,039,608	928,770
Held-to-maturity securities, fair value of $56,064 at December 31, 2010, and $46,340 at December 31, 2009	54,973	44,825
Loans and leases, net of unearned income and deferred costs and fees	1,910,358	1,914,818
Less: Allowance for loan and lease losses	27,832	24,350
Net Loans and Leases	1,882,526	1,890,468
Federal Home Loan Bank stock and Federal Reserve Bank stock	21,985	20,041
Bank premises and equipment, net	46,103	46,650
Corporate owned life insurance	40,024	35,953
Goodwill	41,649	41,589
Other intangible assets, net	4,207	4,864
Accrued interest and other assets	56,766	62,920
Total Assets	$3,260,343	$3,153,260
Liabilities		
Deposits:		
Interest bearing:		
Checking, savings, and money market	$1,230,815	$ 1,183,145
Time	741,829	794,738
Noninterest bearing	523,229	461,981
Total Deposits	2,495,873	2,439,864
Federal funds purchased and securities sold under agreements to repurchase, including certain amounts at fair value of $0 at December 31, 2010, and $5,500 at December 31, 2009	183,609	192,784
Other borrowings, including certain amounts at fair value of $11,629 at December 31, 2010, and $11,335 at December 31, 2009	244,193	208,965
Trust preferred debentures	25,060	25,056
Other liabilities	38,200	41,583
Total Liabilities	2,986,935	2,908,252
Equity		
Tompkins Financial Corporation shareholders' equity:		
Common stock – par value $0.10 per share: Authorized 25,000,000 shares; Issued: 10,934,385 shares at December 31, 2010, and 9,785,265 shares at December 31, 2009	1,093	978
Additional paid-in capital	198,114	155,589
Retained earnings	76,446	92,402
Accumulated other comprehensive loss	(1,260)	(3,087)
Treasury stock, at cost – 92,025 shares at December 31, 2010, and 81,723 shares at December 31, 2009	(2,437)	(2,326)
Total Tompkins Financial Corporation Shareholders' Equity	$ 271,956	$ 243,556
Noncontrolling Interests	1,452	1,452
Total Equity	$ 273,408	$ 245,008
Total Liabilities and Equity	$3,260,343	$3,153,260

Consolidated Statements of Income

IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA	2010	As of December 31, 2009	2008
Interest and Dividend Income			
Loans	**$106,357**	$107,452	$102,840
Due from banks	**31**	27	133
Federal funds sold	**17**	15	115
Money market funds	**0**	36	246
Trading securities	**1,084**	1,362	1,923
Available-for-sale securities	**33,989**	35,196	32,561
Held-to-maturity securities	**1,535**	1,814	1,891
Federal Home Loan Bank stock and Federal Reserve Bank stock	**1,049**	893	1,074
Total Interest and Dividend Income	**144,062**	146,795	140,783
Interest Expense			
Deposits:			
Time certificates of deposit of $100,000 or more	**4,297**	5,442	9,039
Other deposits	**13,380**	18,769	25,489
Federal funds purchased and securities sold under agreements to repurchase	**5,418**	6,254	7,496
Other borrowings	**7,611**	8,206	8,216
Trust preferred debentures	**1,581**	1,087	153
Total Interest Expense	**32,287**	39,758	50,393
Net Interest Income	**111,775**	107,037	90,390
Less Provision for Loan and Lease Losses	**8,507**	9,288	5,428
Net Interest Income After Provision for Loan and Lease Losses	**103,268**	97,749	84,962
Noninterest Income			
Investment services income	**14,329**	13,328	14,179
Insurance commissions and fees	**12,738**	12,307	11,607
Service charges on deposit accounts	**8,554**	9,312	10,192
Card services income	**4,285**	3,664	3,338
Mark-to-market gain on trading securities	**219**	204	811
Mark-to-market (loss) gain on liabilities held at fair value	**(441)**	1,263	(2,001)
Gain on VISA stock redemption	**0**	0	1,639
Other income	**6,331**	5,933	5,793
Net other-than-temporary impairment losses[1]	**(34)**	(146)	0
Net gain on securities transactions	**178**	348	477
Total Noninterest Income	**46,159**	46,213	46,035
Noninterest Expenses			
Salaries and wages	**42,530**	40,459	40,140
Pension and other employee benefits	**14,523**	13,367	10,307
Net occupancy expense of premises	**7,161**	7,135	6,839
Furniture and fixture expense	**4,421**	4,462	4,197
FDIC insurance	**3,768**	4,976	933
Amortization of intangible assets	**762**	915	906
Other operating expenses	**25,880**	25,303	23,734
Total Noninterest Expenses	**99,045**	96,617	87,056
Income Before Income Tax Expense	**50,382**	47,345	43,941
Income Tax Expense	**16,420**	15,383	13,810
Net Income Attributable to Noncontrolling Interests and Tompkins Financial Corporation	**33,962**	31,962	30,131
Less: Net Income Attributable to Noncontrolling Interests	**131**	131	297
Net Income Attributable to Tompkins Financial Corporation	**$33,831**	$31,831	$29,834
Basic earnings per share[2]	**$3.13**	$2.98	$2.81
Diluted earnings per share[2]	**$3.11**	$2.96	$2.78

1. In 2010, net other-than-temporary impairment ("OTTI") on securities available-for-sale totaling $34,000, was recognized in noninterest income. There were no additional non-credit OTTI losses on these securities in 2010. In 2009, net OTTI on securities available-for-sale totaling $1.8 million in losses were recognized, which included $1.6 million recognized in accumulated other comprehensive income, net of tax, and $146,000 of OTTI losses recognized in noninterest income.

2. Per share data has been retroactively adjusted to reflect a 10% stock dividend paid on February 15, 2010.

Consolidated Statements of Changes in Shareholders' Equity

IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMLULATED OTHER COMPREHENSIVE (LOSS) INCOME	TREASURY STOCK	NONCONTROLLING INTEREST	TOTAL
Balances at December 31, 2009	$978	$155,589	$92,402	$(3,087)	$(2,326)	$1,452	$245,008
Comprehensive income:							
Net income attributable to noncontrolling interests and Tompkins Financial Corporation			33,831			131	33,962
Other comprehensive income				1,827			1,827
Total Comprehensive Income							35,789
Cash dividends ($1.33 per share)			(14,381)				(14,381)
Exercise of stock options and related tax benefit (62,738 shares, net)	6	1,755					1,761
Effect of 10% stock dividend (988,664 shares)[1]	98	35,301	(35,399)				0
Cash paid in lieu of fractional shares			(7)				(7)
Stock-based compensation expense		1,219					1,219
Shares issued for dividend reinvestment plan (71,406 shares)	7	2,865					2,872
Shares issued for employee stock ownership plan (34,436 shares)	4	1,274					1,278
Directors' deferred compensation plan (2,418 shares)		111			(111)		0
Net shares issued related to restricted stock awards (200 shares)							
Forfeiture of restricted shares ((440) shares)							
Dividend to non-controlling interests						(131)	(131)
Balances at December 31, 2010	**$1,093**	**$198,114**	**$76,446**	**$(1,260)**	**$(2,437)**	**$1,452**	**$273,408**

1. Included in the shares issued for the 10% stock dividend in 2010 were treasury shares of 3,264, and director deferred compensation plan shares of 4,620.
Cash dividends per share data have been retroactively adjusted to reflect a 10% stock dividend paid on February 15, 2010.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is traded under the symbol "TMP" on the NYSE-Amex (the "Exchange"). The high and low closing sale prices, which represent actual transactions as quoted on the Exchange, of the Company's common stock for each quarterly period in 2009 and 2010 are presented below. The per share dividends paid by the Company in each quarterly period in 2009 and 2010 and the payment dates of these dividends are also presented to the right.

		Market Price		Cash Dividends	
		High	Low	Amount	Date Paid
2009	1st Quarter	$50.76	$29.55	$.31	2/16/09
	2nd Quarter	45.95	36.64	.31	5/15/09
	3rd Quarter	43.59	38.25	.31	8/14/09
	4th Quarter	41.23	35.68	.31	11/16/09
2010	1st Quarter	$39.05	$35.00	$.31	2/15/10
	2nd Quarter	43.44	36.52	.34	5/14/10
	3rd Quarter	42.03	36.13	.34	8/16/10
	4th Quarter	41.91	38.04	.34	11/15/10

Cash dividends per share and the high and low market prices in the table above have been retroactively adjusted to reflect a 10% stock dividend paid on February 15, 2010.

As of February 19, 2011, there were approximately 2,126 holders of record of the Company's common stock.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Tompkins Financial Corporation,

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of Tompkins Financial Corporation and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2010 (not presented herein); and in our report dated March 15, 2011, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying consolidated condensed financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.


KPMG LLP

Syracuse, New York
March 15, 2011





Tompkins Financial Corporation Board of Directors

FROM LEFT TO RIGHT:

Paul J. Battaglia, CPA Managing Director, Freed Maxick & Battaglia, CPAs, P.C.
John E. Alexander Founder, The CBORD Group, Inc.
Thomas R. Salm *Vice Chairman,* Retired Vice President, Business & Administration, Ithaca College
James W. Fulmer *Vice Chairman,* Tompkins Financial; Chairman, President & CEO, The Bank of Castile
Patricia A. Johnson Treasurer, Cornell University
Carl E. Haynes President, Tompkins Cortland Community College
Daniel J. Fessenden Executive Director, Fred L. Emerson Foundation, Inc.
Stephen S. Romaine *President & CEO*
James J. Byrnes *Chairman*
Thomas R. Rochon President, Ithaca College
William D. Spain, Jr. Chairman, Mahopac National Bank; Managing Partner, Spain & Spain, PC
Michael H. Spain President, Spain Agency, Inc.
James R. Hardie Vice Chairman, Tompkins Insurance Agencies, Inc.
Susan A. Henry, Ph.D Professor, Department of Molecular Biology & Genetics, Cornell University
Reeder D. Gates Retired President, R.D. Gates Ltd.
Sandra A. Parker President & CEO, Rochester Business Alliance
Craig Yunker Managing Partner, CY Farms



Tompkins Financial Corporation Leadership Team

FROM LEFT TO RIGHT:

Thomas J. Rogers Managing Director, Western New York, Tompkins Financial Advisors
David S. Boyce President & CEO, Tompkins Insurance Agencies, Inc.
Francis M. Fetsko Executive Vice President, CFO & Treasurer
Robert B. Bantle Executive Vice President, Tompkins Services
Stephen S. Romaine President & CEO, Tompkins Financial Corporation
Gregory J. Hartz President & CEO, Tompkins Trust Company
Gerald J. Klein, Jr. President & CEO, Mahopac National Bank
Kathleen M. Rooney Executive Vice President, Corporate Marketing Officer
Richard W. Page Senior Vice President, Chief Technology Officer
James W. Fulmer Vice Chairman, Tompkins Financial; Chairman, President & CEO, The Bank of Castile





Boards of Directors

Tompkins Trust Company Board of Directors

James J. Byrnes
Chairman

Thomas R. Salm
Vice Chairman
Retired Vice President, Business & Administration, Ithaca College

Gregory J. Hartz
President & CEO

John E. Alexander
Founder, The CBORD Group, Inc.

Francis E. Benedict
Retired Executive Vice President
Tompkins Trust Company

Daniel J. Fessenden
Executive Director
Fred L. Emerson Foundation, Inc.

Reeder D. Gates
Retired President, R.D. Gates, Ltd.

Carl E. Haynes
President, Tompkins Cortland Community College

Susan A. Henry, Ph.D
Professor, Department of Molecular Biology and Genetics
Cornell University

Robert T. Horn, Jr.
Physician

Patricia A. Johnson
Treasurer, Cornell University

Thomas R. Rochon
President, Ithaca College

Stephen S. Romaine
President & CEO
Tompkins Financial Corporation

The Bank of Castile Board of Directors

James W. Fulmer
Chairman, President & CEO

Joseph G. Bucci
Co-founder & Vice Chairman of American Rock Salt Co., Inc.
Founder & Owner, Bucci Real Estate

Phillip J. Clark, P.E.
Chairman & CEO
Clark Patterson Lee

Thomas E. Cushing
Vice President
Secretary-Treasurer
J.O. Cook, Inc.

David N. DeLaVergne
Retired Senior Vice President
The Bank of Castile

John P. Linfoot
President
John P. Linfoot, Inc.

John D. McClurg
President
McClurg Chrysler Dodge Jeep, Inc. & McClurg Chevrolet Buick, Inc.

Sandra A. Parker
President & CEO
Rochester Business Alliance

Stephen S. Romaine
President & CEO
Tompkins Financial Corporation

Stephen R. Stoddard, DVM
Perry Veterinary Clinic

Craig Yunker
Managing Partner
CY Farms

Mahopac National Bank Board of Directors

William D. Spain, Jr.
Chairman
Managing Partner
Spain & Spain, PC

Gerald J. Klein, Jr.
President & CEO

James J. Byrnes
Chairman
Tompkins Financial Corporation

James W. Fulmer
Vice Chairman
Tompkins Financial Corporation

Stephen S. Romaine
President & CEO
Tompkins Financial Corporation

C. Compton Spain
Attorney, Spain & Spain, PC

Michael Spain
President, Spain Agency, Inc.

Tompkins Insurance Agencies Board of Directors

James W. Fulmer
Chairman
Vice Chairman
Tompkins Financial Corporation

James R. Hardie
Vice Chairman

David S. Boyce
President & CEO

David J. Cecere
Executive Vice President

Stephen S. Romaine
President & CEO
Tompkins Financial Corporation

Frank Vitagliano, Jr.
Senior Vice President

Senior Officers

Central New York

Tompkins Trust Company

Gregory J. Hartz
President & CEO

Robert B. Bantle
Executive Vice President
Tompkins Services

Francis M. Fetsko
Executive Vice President
& Chief Financial Officer

Steven E. Bacon
Senior Vice President
Commercial Banking

Paul W. Banfield
Senior Vice President
Commercial Banking

Gregory L. Boyce
Senior Vice President
Operations

Stephen R. Hoyt
Senior Vice President
Commercial/Credit Services

Richard W. Page
Senior Vice President
Chief Technology Officer

John T. Saunders
Senior Vice President, Treasurer

Christine M. Allen
Vice President, Consumer &
Residential Mortgage Loan Service

Terry G. Barber
Vice President
Information Technology

Cindy A. Cute
Vice President
Benefits Manager

Mary C. Dorman
Vice President, Consumer &
Residential Loan Servicing

Anthony D. Franceschelli
Vice President
Community Banking

Kevin P. Harty
Vice President, Finance

David K. Kershaw
Vice President, Controller

Susan C. LaLonde
Vice President
Corporate Compliance

Richard W. W. Lind
Vice President
Central Recovery Manager

Randy C. Lovell
Vice President
Corporate Risk Manager

Lillian E. Marshall
Vice President, Operations

Gregory H. May
Vice President
Residential Mortgage Lending

Karen E. Parkes
Vice President
Small Business Lending Services

Scott M. Pronti
Vice President
Human Resources Manager, CNY

Ursula H. Russ
Vice President
Marketing Sales Manager

Helen D. Talty
Vice President
Community Banking

Matthew R. Valaik
Vice President
Branch Manager

Tompkins Insurance Agencies

W. David Banfield
Senior Vice President

Frank Smith
Senior Vice President

Mark J. Kreydt
Vice President

Tompkins Financial Advisors

Michelle Benedict-Jones
Managing Director
Central New York

Samuel V. Brewer
Vice President, Sr. Wealth Advisor
& Trust Officer

Catherine L. Haupert
Vice President, Sr. Wealth Advisor
& Trust Officer

Paul E. Marino
Vice President, Sr. Wealth Advisor

John A. Poli
Vice President, Sr. Wealth Advisor
& Trust Officer

Beth A. Prudence
Vice President, Sr. Wealth Advisor

Philip S. Winn
Vice President, Trust Officer

Western New York

The Bank of Castile

James W. Fulmer
Chairman, President & CEO

Leslie R. Beardslee
Senior Vice President
Credit Administration

John M. McKenna
Senior Vice President
Commercial Banking

Mark E. Barber
Vice President
Small Business Credit Manager

Steven K. Beardsley
Vice President
Commercial Banking

Robert J. Bennett
Vice President
Marketing Sales Manager

Jonah L. Broughton
Vice President
Commercial Banking

Kimberley S. Brown-Webster
Vice President, Human Resources

Sherri A. Catalano
Vice President
Residential Mortgages/
Corporate CRA Officer

Mary L. Conlon
Vice President, Office Manager

Thomas G. Dambra
Vice President, Community Banking

Thomas H. Felton
Vice President
Commercial Banking

Matthew P. Gaynor
Vice President, Office Manager

Peter W. Hin
Vice President
Commercial Banking

Deborah J. James
Vice President
Service Delivery Manager

Bradley G. James
Vice President
Information Technology

Thomas H. Kishlar
Vice President
Commercial Banking

Gregg C. McAllister
Vice President
Sales Communications & Support

Mark A. Merrill
Vice President
Commercial Banking

Tyna S. Slocum
Vice President
Loan Review & Workout

Pamela A. Troglauer
Vice President
Commercial Loan Operations

Diane D. Torcello
Vice President, Office Manager

John P. Wheeler
Vice President, Office Manager

Tompkins Insurance Agencies

David S. Boyce
President & CEO

David J. Cecere
Executive Vice President
Personal Insurance

Frank Vitagliano, Jr.
Senior Vice President

Jason Beachel
Vice President

Gregory C. Knicley
Vice President
Commercial Insurance

JoAnne McInerney
Vice President
Employee Benefits

Timothy Spezzano
Vice President

Joseph A. Teresi, Jr.
Vice President

Suzanne Winkelman
Vice President
Operations

Don H. Herman
Treasurer & CFO

Tompkins Financial Advisors

Thomas J. Rogers
Managing Director
Western New York

Anthony L. Gugino
Executive Vice President
Senior Wealth Advisor

Laurie A. Haelen
Senior Vice President
Director of Investment Services

Donald Burger
Vice President, Investments

Francis M. Celona
Vice President, Tax Services

John C. Lawson
Vice President
Executive Compensation

David L. MacIntyre
Vice President
Brokerage/Insurance Services

William G. May
Vice President, Tax Services

Brenda S. Ockun
Vice President
Marketing

Francis L. Ostrom
Vice President
Senior Wealth Advisor

Kathryn L. Shirer
Vice President
Senior Wealth Advisor

H. Jay Watson
Vice President
Wealth Advisor

Hudson Valley

Mahopac National Bank

Gerald J. Klein, Jr.
President & CEO

Kathleen M. Rooney
Executive Vice President
Manager, Marketing Sales
& Service Effectiveness

Brian A. DaSilva
Senior Vice President
Credit Administration

Rosemary Hyland
Senior Vice President
Director of Human Resources

John R. Kraus
Senior Vice President
Senior Commercial Loan Officer

David M. DeMilia
Regional Vice President
Commercial Banking

Timothy L. Every
Regional Vice President
Commercial Banking

Ronald L. Ferri
Regional Vice President
Commercial Banking

Anthony M. Palmesi
Regional Vice President
Commercial Banking

Verna M. Belcastro
Vice President
Manager, Client Experience

Noreen B. Brancaccio
Vice President
Corporate Compliance, Due Diligence
& Bank Security Officer

John DaSilva
Vice President
Business Development Officer

Charles Hellmich
Vice President
Manager, Sales Effectiveness

Carol L'Heureux
Vice President
Community Banking Division Manager

Eleanor Hunt
Vice President, SR. CSS, Kendal

Lisa L. McPartland
Vice President
Credit Administration Manager

Kathy Lee Scannello
Vice President
Residential Lending Manager

Tompkins Financial Advisors

Tiffany O'Toole
Managing Director
Hudson Valley

Neil P. Ruocco
Vice President, Financial Consultant

William D. Winters
Vice President, Sr. Wealth Advisor
& Trust Officer

Corporate Information

Corporation Office

Tompkins Financial Corporation
P.O. Box 460
Ithaca, NY 14851
(607) 273-3210

Website:
www.tompkinsfinancial.com
E-mail:
shareholder@tompkinsfinancial.com

Subsidiaries

Tompkins Trust Company
P.O. Box 460
Ithaca, NY 14851
(607) 273-3210
www.tompkinstrust.com

The Bank of Castile
90 Main St.
Batavia, NY 14020
(585) 345-0122
www.bankofcastile.com

Mahopac National Bank
1441 Route 22
Brewster, NY 10509
(845) 278-1000
www.mahopacnationalbank.com

Tompkins Insurance Agencies, Inc.
90 Main St.
Batavia, NY 14020
(585) 344-0833
www.tompkinsins.com

Tompkins Financial Advisors
Western New York
179 Sully's Trail, Suite 200
Pittsford, NY 14534
(585) 248-0050
www.tompkinsfinancialadvisors.com

Tompkins Financial Advisors
Central New York
119 East Seneca St.
Ithaca, NY 14851
(607) 273-0037
www.tompkinsfinancialadvisors.com

Tompkins Financial Advisors
Hudson Valley
10 Bank St.
White Plains, NY 10606
(914) 946-1277
www.tompkinsfinancialadvisors.com

Stock Listing

Tompkins Financial Corporation common stock is traded on the NYSE Amex under the symbol TMP.

Annual Shareholders Meeting

All Tompkins Financial Corporation shareholders are invited to attend the Annual Meeting on Monday, May 16, 2011 at 5:30 p.m. at the Country Club of Ithaca, 189 Pleasant Grove Rd., Ithaca, New York.

A Shareholders Information Meeting will be held at 5:30 p.m. on Tuesday, May 17, 2011, for our shareholders in the western New York area at Terry Hills Restaurant, 5122 Clinton St. Rd., Batavia, New York.

A Shareholders Information Meeting will be held at 6:00 p.m. on Wednesday, May 25, 2011, for our shareholders in the Hudson Valley area at Sinapi's Ceola Manor, Jefferson Valley, New York.

Tompkins Financial Corporation Corporate Officers

Stephen S. Romaine
President & CEO

James W. Fulmer
Vice Chairman

David S. Boyce
Executive Vice President

Robert B. Bantle
Executive Vice President

Francis M. Fetsko
Executive Vice President
CFO & Treasurer

Gregory J. Hartz
Executive Vice President

Gerald J. Klein, Jr.
Executive Vice President

Thomas J. Rogers
Executive Vice President

Kathleen M. Rooney
Executive Vice President
Corporate Marketing Officer

Richard W. Page
Senior Vice President
Chief Technology Officer

Randy C. Lovell
Vice President
Corporate Risk Manager

Linda M. Carlton
Assistant Vice President
Corporate Secretary

Corporate Information

The Tompkins Financial Stock Purchase Plan is administered by the American Stock Transfer & Trust Company, LLC as transfer agent for Tompkins Financial Corporation. It offers a convenient way for shareholders to increase their investment in the Company. The plan enables shareholders to reinvest all or part of their cash dividends or to make optional cash payments, with some restrictions, in order to purchase shares of Tompkins Financial Corporation common stock without incurring charges for brokerage commissions or service charges. Shareholders who are interested in the plan may receive enrollment information and a plan enrollment application by contacting:

American Stock Transfer & Trust Company, LLC
Toll-free number: 1-877-573-4008
Internet: www.amstock.com

Mailing address:
American Stock Transfer & Trust Company, LLC
Attn: Dividend Reinvestment Department
P.O. Box 922
Wall Street Station
New York, NY 10269-0560

For answers to many of your shareholder questions or to request forms, visit American Stock Transfer & Trust Company's website www.amstock.com or contact:

American Stock Transfer & Trust Company, LLC
Shareholder Relations
59 Maiden Lane – Plaza Level
New York, NY 10038

Overnight address:
6210 15th Avenue
Brooklyn, NY 11219

1-800-937-5449 or 1-718-921-8200
E-mail address: info@amstock.com

Also, Tompkins Financial Stock Purchase Plan enrollment information can be requested and shareholder questions answered by contacting the Company:

Linda M. Carlton, AVP
Corporate Secretary
Tompkins Financial Corporation
P.O. Box 460
Ithaca, NY 14851

1-888-503-5753 or 1-607-274-7299
E-mail address:
lcarlton@tompkinstrust.com

Form 10-K
Copies of the Company's Form 10-K (Annual Report) for 2010, filed with the Securities and Exchange Commission, may be obtained by shareholders, by written request, from Francis M. Fetsko, Executive Vice President and Chief Financial Officer, P.O. Box 460, Ithaca, NY 14851. Copies can also be obtained from our website:
www.tompkinsfinancial.com

Go Green



If you would like to receive future Tompkins Financial Corporation Corporate Reports and proxy materials electronically, please follow the instructions on your proxy card for voting via the internet and select the option for electronic transmission of proxy materials.


MIX
Paper from
responsible sources
FSC
www.fsc.org
FSC® C008168

The savings below are achieved when PC recycled paper is used in place of virgin fiber. This project uses 5,761 lbs of paper which has a postconsumer recycled percentage of 10%.

5 trees preserved for the future

14 lbs waterborne waste not created

2,080 gallons wastewater flow saved

230 lbs solid waste not generated

453 lbs net greenhouse gases prevented

3,468,000 BTUs energy not consumed


TOMPKINS
FINANCIAL
www.tompkinsfinancial.com